PolarityTE, Inc.

123 Wright Brothers Drive

Salt Lake City, UT 84116

VIA EDGAR

February 20, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Tonya K. Aldave

Re:	PolarityTE, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-229584

Dear Ms. Aldave,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), PolarityTE, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 22, 2019, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Bradley A. Bugdanowitz at (415) 733-6099. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Bradley A. Bugdanowitz, by facsimile to (415) 520-9513 or by email to bbugdanowitz@goodwinlaw.com.

In connection with the foregoing, the Company hereby acknowledges the following:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;
●	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this request, please contact Bradley A. Bugdanowitz of Goodwin Procter LLP at (415) 733-6099.

Sincerely,

PolarityTE, Inc.

/s/ Paul Mann
Paul Mann
Chief Financial Officer

cc:	Cameron Hoyler (PolarityTE, Inc.)
Mark Lehman (PolarityTE, Inc.)
Bradley A. Bugdanowitz (Goodwin Procter LLP)
Brian K. Rosenzweig (Covington & Burling LLP)